Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com





04046494

November 18, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find copies of public announcements made by
Man Group plc. These announcements were also sent to the London Stock Exchange for
its information. Please contact the undersigned at (212) 589-6270, if you have any
questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me
in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

Man Group plc
16 November 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 15 November 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$22.65 up 2.12% from the previous week.

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com



Man Group plc
9 November 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 8 November 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$22.18 up 0.73% from the previous week.

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

On 9th November, Mr Stanley Fink, Chief Executive transferred 377,989 ordinary shares in Man Group plc at cost by way of a charitable donation. This represents a disposal of shares acquired over a period of time at an average cost of 1146.16 pence per share. The gain over this cost base in relation to the prevailing market price is being donated to charity. Following this transaction Mr Stanley Fink is deemed to be interested in a total of 4,528,898 Man Group plc ordinary shares representing approximately 1.47% of the Company's issued share capital.

5 November 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 4 November 2004 it purchased for cancellation 42,000 of its ordinary shares at a price of 1298.37 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7144 1000

Man Group plc
2 November 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 1 November 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$22.02 down 2.05% from the previous
week.

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com



Man Group plc
2 November 2004

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 October 2004, the Net Asset Value of
Athena Guaranteed Futures Ltd was US$71.24, up 4.20% from the previous month.

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed
Futures Ltd (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investments Limited is authorized and
regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures Ltd,
which is priced based on the close of business on the last business day of
each month. Its price will be released by 7am on the third business day of
each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com